U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                           Commission File No. 0-14275


(Check  One):  [  ]  Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ X ] Form 10-Q
[  ]  Form  N-SAR

For  Period  Ended:  September  28,  2002

[  ]  Transition  Report  on  Form  10-K
[  ]  Transition  Report  on  Form  20-F
[  ]  Transition  Report  on  Form  11-K
[  ]  Transition  Report  on  Form  10-Q
[  ]  Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended:  Not  Applicable

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

                                     Part I
                             Registrant Information

Full  Name  of  Registrant:  Edac  Technologies  Corporation

Former  Name  if  Applicable:  Not  Applicable

Address  of  Principal  Executive  Office (Street and Number):  1806 New Britain
Avenue

City,  State  and  Zip  Code:  Farmington,  Connecticut  06032

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                                     Part II
                             Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semiannual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the
 [X] prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    Part III
                                    Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant could not file its quarterly report on Form 10-Q for the quarter ended September 28, 2002 on the prescribed filing date for the following reasons:

     Due to unanticipated demands on the time of the Company's management, the Company was not able to complete its unaudited financial statements and the other information required in its quarterly report on Form 10-Q by the required filing date without unreasonable effort and expense.

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

                                     Part IV
                                Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

     Ronald  G.  Popolizio,  Chief  Financial  Officer     860-677-2603

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X]  Yes   [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X]  Yes   [  ]  No


The Company anticipates it will report sales of $5,797,981 and $19,803,961 for the three months and nine months ended September 28, 2002 as compared to $10,753,279 and $34,361,796 for the three months and nine months ended September 29, 2001. The Company also will record an impairment charge of $10,381,077 as a cumulative effect of a change of accounting principle, as of December 30, 2001, relating to impairment of goodwill from the Apex Machine Tool acquisition in 1998. After giving effect to this charge, the Company anticipates that it will report a net loss of $(705,925) and $(12,214,921) for the three months and nine months ended September 28, 2002 as compared to net income of $418,602 and $4,074,824 for the three months and nine months ended September 29, 2001.


     Edac Technologies Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Dated  this  13th  day  of  November,  2002.

                                            EDAC  TECHNOLOGIES  CORPORATION

                                            BY    /s/ Ronald G. Popolizio
                                                --------------------------------
                                                 Ronald  G.  Popolizio,
                                                 Executive  Vice  President  and
                                                 Chief  Financial  Officer

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